Exhibit 21.1

Subsidiaries of Mead Johnson Nutrition Company

Name	Jurisdiction
Mead Johnson & Company	Delaware
Mead Johnson Nutricionales de México, S. de R.L. de C.V.	Mexico
Mead Johnson Nutrition (Philippines), Inc.	Philippines